Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Pechiney

(Name of Subject Company (Issuer))

Alcan Inc.

(Name of Filing Person (Offeror))

Pechiney Common Shares,
nominal value €15.25 per share

(Title of Class of Securities)

Pechiney Bonus Allocation Rights
(each entitling the holder to 0.1 of a Pechiney Common Share)

(Title of Class of Securities)

Pechiney American Depositary Shares
(each representing one-half of one Pechiney Common Share)

(Title of Class of Securities)

705151207
(CUSIP Number of Class of Securities)

and

Pechiney OCEANEs
(obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes)

(Title of Class of Securities)

Roy Millington, Secretary

Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2

(514) 848-8000

Copies to:

George J. Sampas

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN, England

(011) (4420) 7959-8900

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2) (3)

$2,491,269,429.36		$201,544.00

Ö Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $51,192	Filing Party: Alcan Inc.
	Form or Registration No.: 333-106851	Date Filed: July 7, 2003

	Amount Previously Paid: $34,321	Filing Party: Alcan Inc.
	Form or Registration No.: 333-106851	Date Filed: September 16, 2003

	Amount Previously Paid: $116,031	Filing Party: Alcan Inc.
	Form or Registration No.: 005-50524	Date Filed: October 27, 2003

_ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

_ Check the appropriate boxes below to designate any transactions to which the statement relates:

Ö third-party tender offer subject to Rule 14d-1.
_ issuer tender offer subject to Rule 13e-4.
_ going-private transaction subject to Rule 13e-3.
Ö amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: Ö

1	For purposes of calculating the registration fee only. This amount is based upon the market value of: (a) the total number of Pechiney Common Shares estimated to be held by U.S. persons as of the date of the initial filing of this Schedule TO (including Pechiney Common Shares for which Pechiney Bonus Allocation Rights are exchangeable at a ratio of 10 Pechiney Bonus Allocation Rights per Pechiney Common Share and Pechiney Common Shares underlying all of the outstanding American Depositary Shares of Pechiney) to be acquired by Alcan upon the consummation of the offer if all of such Pechiney Common Shares are acquired in the offer and based on the average of the high and low prices of the Pechiney Common Shares reported on Euronext Paris on October 23, 2003 and (b) the total number of Pechiney OCEANEs estimated to be held by U.S. persons as of the date of the initial filing of this Schedule TO to be acquired by Alcan upon the consummation of the offer if all of such Pechiney OCEANEs are acquired in the offer and based on the offer price of €83.80 in cash paid for each Pechiney OCEANE.
2	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals $80.90 per $1 million of the value of the Pechiney Common Shares (including Pechiney Common Shares for which Pechiney Bonus Allocation Rights are exchangeable and Pechiney Common Shares underlying all of Pechiney's outstanding American Depositary Shares) and Pechiney OCEANEs proposed to be acquired.
[3]	The filing fee has been previously paid.

SCHEDULE 13D

CUSIP No. 705151207

1		NAMES OF REPORTING PERSONS Alcan Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP)	(A) ☐ (B) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,657,433*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 89,657,433*
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,657,433*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [*]	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.8%
14		TYPE OF REPORTING PERSON CO

* Includes 7,879,858 Pechiney Common Shares into which the 7,871,987 Pechiney OCEANEs owned by Alcan may be converted and 161 Pechiney Common Shares into which the 1,617 Pechiney Bonus Allocation Rights owned by Alcan may be converted.

Items 1 through 11.

This Amendment No. 7 to Tender Offer Statement on Schedule TO (the "Amendment") constitutes the final amendment to the Tender Offer Statement on Schedule TO and amends and supplements the statement originally filed on October 27, 2003, as amended (the "Schedule TO"), by Alcan Inc., a corporation organized under the laws of Canada ("Alcan"). This Schedule TO relates to the offers by Alcan (the "Offers") to acquire all of the outstanding common shares, nominal value €15.25 per share (the "Pechiney Common Shares"), the bonus allocation rights, each bonus allocation right entitling the holder to 0.1 of a Pechiney Common Share (the "Pechiney Bonus Allocation Rights"), the American depositary shares, each American depositary share representing one-half of one Pechiney Common Share (the "Pechiney ADSs") and the bonds issued by Pechiney that are convertible or exchangeable into new or existing Pechiney Common Shares (obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes) (the "Pechiney OCEANEs") (the Pechiney OCEANEs, together with the Pechiney Common Shares, the Pechiney Bonus Allocation Rights and the Pechiney ADSs, the "Pechiney Securities") of Pechiney, a société anonyme organized under the laws of France. The Offers were made on the terms and subject to the conditions set forth in the prospectus dated October 24, 2003 (the "Prospectus"), incorporated herein by reference as Exhibit (a)(1), and the related letter of transmittal and forms of acceptance, incorporated herein by reference as Exhibits (a)(2) and (a)(7) through (a)(9).

This Amendment also constitutes Amendment No. 1 to the statement on Schedule 13D originally filed on December 22, 2003 (the "Schedule 13D") with respect to the beneficial ownership by Alcan of Pechiney Securities, which is incorporated herein by reference, and amends and supplements the Schedule 13D.

The Schedule TO and Item 4 of the Schedule 13D are hereby amended and supplemented to include the following information:

Results of the Subsequent Offering Period

On January 8, 2004, the French Autorité des marchés financiers (the "AMF") announced the final results of the subsequent offering period of the Offers. According to the announced results, Alcan had secured 97.80% of Pechiney share capital and 97.77% of Pechiney voting rights, on a fully diluted basis, by securing:

  81,777,414 Pechiney Common Shares, which represents 97.95% of the 83,487,754 Pechiney Common Shares currently outstanding, including Pechiney Common Shares underlying the remaining Pechiney ADSs and remaining Pechiney Bonus Allocation Rights;
  1,617 Pechiney Bonus Allocation Rights, which represents 67.10% of the 2,410 Pechiney Bonus Allocation Rights currently outstanding; and
  7,871,987 Pechiney OCEANEs, which represents 99.54% of the 7,908,636 Pechiney OCEANEs outstanding.

Payment of Additional Consideration

On January 8, 2004, Alcan announced that because the number of Pechiney Securities tendered into the Offers represents more than 95% of the share capital and voting rights of Pechiney (on a fully diluted basis), Alcan will pay the following additional consideration to tendering holders of Pechiney Securities:

  €1 for each Pechiney Common Share tendered in the Offers;
  €0.10 for each Pechiney Bonus Allocation Right tendered in the Offers;
  €0.50 for each Pechiney ADS tendered in the Offers; and
  €0.40 for each Pechiney OCEANE tendered in the Offers.

Accordingly, the aggregate final consideration payable by Alcan in the Offers is:

  0.5441 Alcan Common Shares and €29.60 in cash for each Pechiney Common Share, two Pechiney ADSs or ten Pechiney Bonus Allocation Rights tendered; and
  €83.80 in cash for each Pechiney OCEANE tendered.

Withdrawal Offer and Compulsory Acquisition; Delisting of Pechiney Securities

On January 8, 2004, Alcan announced that the results of the Offers enable it to launch, subject to applicable law and obtaining the requisite approvals, including the approval by the AMF, a withdrawal offer (offre publique de retrait) followed by a compulsory acquisition (retrait obligatoire) of all remaining Pechiney Securities not held by Alcan. The withdrawal offer will be made only in France in accordance with French law. The compulsory acquisition will apply to all holders of Pechiney Securities, wherever located.

Following the consummation of the withdrawal offer and compulsory acquisition, which Alcan expects to be completed before the end of the first quarter of 2004, Pechiney Common Shares are expected to be de-listed from Euronext Paris and SEAQ International in London and Pechiney OCEANEs are expected to be de-listed from Euronext Paris. The de-listing of the Pechiney ADSs from the New York Stock Exchange is expected to be completed before the end of January 2004.

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first paragraph of Item 5(a)-(b) in its entirety and inserting the following paragraph in place thereof:

(a) - (b) As described above, Alcan has currently secured 81,777,414 Pechiney Common Shares and, in accordance with Rule 13d-1 promulgated under the Act, is deemed to have beneficially secured the 7,880,019 Pechiney Common Shares that would be received upon conversion, exchange or exercise of the Pechiney OCEANEs and Pechiney Bonus Allocation Rights, and thus to have beneficially secured 89,657,433 Pechiney Common Shares, representing 97.80% of the Pechiney Common Shares currently outstanding (after giving effect to the deemed conversion, exchange or exercise of the 7,871,987 Pechiney OCEANEs and the 1,617 Pechiney Bonus Allocation Rights held by Alcan).

Item 12. Exhibits.

(a)(1)	Prospectus dated October 24, 2003.*
(a)(2)	Letter of Transmittal (Pechiney ADSs).*
(a)(3)	Notice of Guaranteed Delivery (Pechiney ADSs).*
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Pechiney ADSs).*
(a)(5)	Letter to clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Pechiney ADSs).*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Form of Acceptance for Pechiney Common Shares.*
(a)(8)	Form of Acceptance for Pechiney Bonus Allocation Rights.*
(a)(9)	Form of Acceptance for Pechiney OCEANEs.*
(a)(10)	Technical Notice to French Financial Intermediaries and U.S. Custodians (Pechiney Common Shares, Pechiney Bonus Allocation Rights and Pechiney OCEANEs).*
(a)(11)	Letter to clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Pechiney Common Shares, Pechiney Bonus Allocation Rights and Pechiney OCEANEs).*
(a)(12)	Text of press release announcing the initial offer dated July 7, 2003.*
(a)(13)	Text of press release announcing commencement of the French offer dated October 7, 2003.*
(a)(14)	Text of newspaper advertisement dated October 27, 2003.*
(a)(15)	Text of press release announcing commencement of the U.S. offer dated October 27, 2003.*
(a)(16)	Text of press release announcing Pechiney's third quarter results for 2003 dated November 7, 2003.*
(a)(17)	Alcan's Quarterly Report for the quarter ended September 30, 2003.*
(a)(18)	Text of press release announcing the specific consideration to be paid in the offer for Pechiney dated November 16, 2003.*
(a)(19)	Pro forma combined financial information of Alcan and Pechiney as at and for the nine-month period ended September 30, 2003.*
(a)(20)	Text of press release announcing the offer of liquidity agreements by Alcan to Pechiney option holders dated November 18, 2003.*

(a)(21)	Text of revised press release announcing Pechiney's third quarter results for 2003 dated November 7, 2003, as revised on November 18, 2003.*
(a)(22)	Text of press release announcing the provisional results of the Alcan offer dated December 2, 2003.*
(a)(23)	Report regarding Alcan's offer to acquire Pechiney, commitments to divest certain assets if the offers are successful and certain information concerning Pechiney.*
(a)(24)	Text of press release announcing Alcan's executive management team of the enlarged company dated December 3, 2003.*
(a)(25)	Text of press release announcing the agreement of Alcan Aluminum Corporation and Alcan to sell privately two issues of Floating Rate Notes dated December 5, 2003.*
(a)(26)	Text of press release announcing public debt offerings by Alcan dated December 5, 2003.*
(a)(27)	Text of press release announcing that Alcan will re-open the offer for Pechiney dated December 5, 2003.*
(a)(28)	Text of press release announcing the listing of Alcan Common Shares on Euronext Paris dated December 15, 2003.*
(a)(29)	Text of press release announcing Pechiney Board of Directors changes following the acquisition by Alcan dated December 16, 2003.*
(b)(1)

Restated Credit Agreement dated as of July 7, 2003, among Alcan Inc., as Borrower and Guarantor, the Designated Subsidiaries referred to therein, as Borrowers, the Lenders Party thereto, Royal Bank of Canada, as Administration Agent, and Morgan Stanley & Co. International limited, as Lead Tender Offer Guarantor.*

(c)	Not applicable.
(d)(1)	Agreement, dated as of September 12, 2003, between Alcan Inc. and Pechiney.*
(d)(2)	Letter, dated September 12, 2003, on behalf of Alcan Inc. to Pechiney regarding Pechiney's stock option plans.*
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)(1)	Opinion of Sullivan & Cromwell LLP regarding United States and French tax consequences of the offer.*
(h)(2)	Opinion of Hugh Berwick regarding Canadian tax consequences of the offer.*

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Roy Millington
Name:	Roy Millington
Title:	Corporate Secretary

Date: December 13, 2003